                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                      ANNUAL REPORT UNDER SECTION 15 (d) OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934




For the year  ended December 31, 1999          Commission file number 000-21109
                                                                      ---------




                  CUNO INCORPORATED SAVINGS AND RETIREMENT PLAN
                            (Full title of the plan )





                                CUNO INCORPORATED
                              400 RESEARCH PARKWAY
                           MERIDEN, CONNECTICUT 06450
          (Name and issuer of the securities held pursuant to the plan and the address of its principal executive office)

                  CUNO INCORPORATED SAVINGS AND RETIREMENT PLAN
                          AUDITED FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES

                                                                                                  Page
                                                                                                  ----
Report of Independent Auditors

Statements of Assets Available for Plan Benefits                                                   1

Statements of Changes in Assets Available for Plan Benefits                                        2

Notes to Financial Statements                                                                      3-6

Supplemental Schedule
      Schedule H, Line 4(i) -- Schedule of Assets Held for Investment Purposes at Year End         7

Exhibit 23 -- Consent of Independent Auditors                                                      8

                         REPORT OF INDEPENDENT AUDITORS



Administrative Committee
CUNO Incorporated Savings and Retirement Plan


We have audited the accompanying statements of assets available for plan benefits of the CUNO Incorporated Savings and Retirement Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at December 31, 1999 and 1998, and the changes in its assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at year end as of December 31, 1999 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                          /s/ Ernst & Young LLP

Hartford, Connecticut
June 26, 2000

CUNO INCORPORATED SAVINGS AND RETIREMENT PLAN
STATEMENT OF ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1999 AND 1998


                                                            DECEMBER 31,
                                                       1999              1998
                                                   -----------       -----------
Investments:
    Mutual funds                                   $20,908,934       $16,345,367
    CUNO Incorporated common stock                   3,281,257         2,844,820
    Participant loans receivable                       760,051           607,543
                                                   -----------       -----------
                                                    24,950,242        19,797,730
Receivables:
    Employer's contribution                            588,862           598,712
    Participants' contributions                         47,675            69,058
                                                   -----------       -----------
                                                       636,537           667,770
                                                   -----------       -----------
        Assets available for plan benefits         $25,586,779       $20,465,500
                                                   ===========       ===========




See accompanying notes.

CUNO INCORPORATED SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 1999 AND 1998


                                                                      DECEMBER 31,
                                                                 1999              1998
                                                              -----------       -----------
ADDITIONS:
Additions to net assets attributed to:
        Interest income                                       $    59,801       $    43,259
        Net realized and unrealized appreciation
            in fair value of investments                        3,128,205         1,848,487
        Dividend income                                         1,091,091           873,192
                                                              -----------       -----------
                                                                4,279,097         2,764,938
    Contributions:
        Participants                                            1,924,000         2,329,263
        Employer                                                  588,862           607,376
                                                              -----------       -----------
                                                                2,512,862         2,936,639
                                                              -----------       -----------
        Total Additions                                         6,791,959         5,701,577
                                                              -----------       -----------
DEDUCTIONS:
        Benefits paid to participants                           1,670,680           619,129
                                                              -----------       -----------
Net increase in assets available for plan benefits              5,121,279         5,082,448

Assets available for plan benefits at beginning of year        20,465,500        15,383,052
                                                              -----------       -----------
Assets available for plan benefits at end of year             $25,586,779       $20,465,500
                                                              ===========       ===========



See accompanying notes.

                                CUNO Incorporated
                           Savings and Retirement Plan

                          Notes to Financial Statements

                                December 31, 1999


NOTE 1 -- DESCRIPTION OF PLAN

The CUNO Incorporated Savings and Retirement Plan (the "Plan") consists of a pre-tax savings program, a post-tax savings program, and an employer matching program. The Plan was adopted as of September 10, 1996. All employees of CUNO Incorporated (the "Company" or "Plan Sponsor" or "Employer") that have been credited with at least 500 hours of service within a six month period following their initial date of employment, or have completed one year of service recognized by the Plan, are eligible to participate in the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Under the pre-tax program, participants may elect to contribute up to 15 percent of their compensation, on a tax-deferred basis, to the Plan. Under the post-tax program, participants may elect to contribute up to an additional seven percent of their compensation. These contributions are made with after-tax dollars and do not receive Company matching contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company makes an annual discretionary matching contribution, in the form of Company common stock, that represents a percentage of the participants' pre-tax contributions. The matching percentage is applied to each participant's pre-tax contributions not exceeding 6 percent of eligible compensation.

All investment account dollars that result from employee contributions and related Plan earnings are immediately vested. Company matching contributions plus actual earnings thereon vest based on years of continuous service. A participant is 100 percent vested after five years of credited service.

Participants also become fully vested in Company matching contributions upon attainment of their normal retirement date, or upon their death or disability. If the participant's employment with the Company terminates for other reasons, and the participant elects to receive distribution of his or her account, the vested portion of his or her account is distributed to the participant and the non-vested portion of the participant's account is used to reduce the Company matching contribution. There were no non-vested assets attributed to terminated employees at December 31, 1999 or 1998. Fully-vested amounts allocated to accounts of persons who have elected to withdraw from the Plan amounted to $1,367,812 and $1,242,555 at December 31, 1999 and 1998, respectively.

                                CUNO Incorporated
                           Savings and Retirement Plan

                    Notes to Financial Statements (continued)


NOTE 1 -- DESCRIPTION OF PLAN (CONTINUED)

The Plan provides for separate investment options in one or more funds as directed by the participants. These options include the Merrill Lynch Retirement Preservation Trust, Merrill Lynch Federal Securities Trust, Dreyfus Premier Balanced Fund, Merrill Lynch Fundamental Growth Fund, Merrill Lynch S&P 500 Index Fund, Van Kampen American Value Fund, Oppenheimer International Growth Fund, Alliance Technology Fund, Chase Vista Large Cap Equity Fund, Lord Abbett Developing Growth Fund, and the CUNO Stock Fund. The participants may change their investment alternatives semi-annually.

The Plan is administered by the Administrative Committee (the "Committee") appointed by the Company's Board of Directors. Merrill Lynch Trust Company is the Plan's trustee. The Company has the sole right to appoint the trustee, and to terminate the Plan, subject to the provisions of ERISA. The Company pays all significant administrative expenses.

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to/(from) the investment fund from/(to) the Participant Loan Fund. Loan terms range from 1-5 years, except for the purchase of a primary residence, which term may be a reasonable period of time that may exceed five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest is paid ratably through monthly payroll deductions.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

The foregoing description of the Plan provides only general information. Additional information about the plan agreement, forfeitures, and distributions from the Plan may be obtained from the Plan Document.

                                CUNO Incorporated
                           Savings and Retirement Plan

                    Notes to Financial Statements (continued)


NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

Investments in common stock of CUNO Incorporated are carried at the closing market price on the last business day of the year. Participant loans receivable are stated at realizable value which approximates fair value.

Investments in mutual funds are carried at the fair value of their underlying net assets as determined by their respective fund managers, based primarily on market data.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

STATEMENT OF POSITION 99-3

In 1999, the Plan adopted Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosures. Accordingly, the 1998 financial statements have been modified to comply with the current year presentation.

                                CUNO Incorporated
                           Savings and Retirement Plan

                    Notes to Financial Statements (continued)


NOTE 3 - INVESTMENTS

The following presents investments which represent 5% or more of the Plan's net assets:


                                                                    DECEMBER 31,
                                                               1999             1998
Merrill Lynch Fundamental Growth Fund, 303,483 shares       $7,851,102       $       --
Dreyfus Premier Balanced Fund, 275,086 shares                4,261,083               --
Merrill Lynch Retirement Preservation Trust,
      3,186,664 shares                                       3,186,664               --
Merrill Lynch S&P 500 Index Fund, 195,573 shares             3,524,230               --
CUNO Stock Fund, 158,841 and 175,143 shares                  3,281,257        2,844,820
Benham Stable Asset Fund, 2,750,155 shares                          --        2,750,155
American Century Strategic Allocation: Moderate
        Fund, 281,394 shares                                        --        1,747,456
American Century Strategic Allocation: Aggressive
        Fund, 237,645 shares                                        --        1,570,833
Barclays Equity Index Fund, 98,566 shares                           --        2,886,995
Twentieth Century Ultra Fund, 137,832 shares                        --        4,604,979



NOTE 4 -- INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under the applicable section of the Internal Revenue Code and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the Internal Revenue Code to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

NOTE 5 -- TRANSACTIONS WITH PARTIES-IN-INTEREST

The statements of changes in assets available for plan benefits reflect non-cash matching contributions from the Company consisting of shares of the Company's common stock. Such shares are recorded based on their fair market value.

                  CUNO Incorporated Savings and Retirement Plan

                   Schedule H, Line 4(i) -- Schedule of Assets
                    Held for Investment Purposes at Year End

                                December 31, 1999


                 IDENTITY OF PARTY                    DESCRIPTION OF INVESTMENT     VALUE
----------------------------------------------------  -------------------------  ------------
Merrill Lynch Retirement Preservation Trust           Units                      $  3,186,664
Merrill Lynch Federal Securities Trust                Units                           827,542
Dreyfus Premier Balanced Fund                         Units                         4,261,083
Merrill Lynch Fundamental Growth Fund                 Units                         7,851,102
Van Kampen American Value Fund                        Units                           540,559
Oppenheimer International Growth Fund                 Units                           582,300
Merrill Lynch S&P 500 Index Fund                      Units                         3,524,230
Alliance Technology Fund                              Units                           135,455
CUNO Incorporated                                     Common stock                  3,281,257
Participant Notes                                     Loans receivable                760,050
                                                                                 ============
                                                                                 $ 24,950,242
                                                                                 ============


All of the above parties are considered parties-in-interest.

The cost column is not applicable because all investment programs are fully participant directed.